AML Communications, Inc.
1000 Avenida Acaso
Camarillo, CA 93012
(805) 388-1345

March 23, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549-6010
Attn: Larry Spirgel

Re:	AML Communications, Inc. Form 10-KSB for the fiscal year ended March 31, 2008 Filed June 30, 2008 File No. 000-27250

Dear Mr. Spirgel:

On behalf of AML Communications, Inc.  (the “Company” or “AML”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission during the conference call held on March 19, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year ended March 31, 2008

Consolidated Statement of Income, page 29

1.
We reissue prior comment 3. Please provide us with a more detailed analysis of all of the specific factors you considered, as provided by paragraphs 21-25 of SFAS 109, which supports your conclusion on the future realization of deferred tax assets.

Response:  As discussed in the previous response, all available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, a valuation allowance was needed.  The ultimate realization of deferred tax assets is dependent upon the generation of future income during the periods in which those temporary differences become deductible.

For FYE 3/31/07, the Company released approximately $1.6M of valuation allowance.  At that point, the Company had four years of consecutive/cumulative taxable income.  Due to the small 3/31/07 taxable income, the Company did not believe it had enough positive evidence to support releasing the full valuation allowance (even with the $1.134M of projected 3/31/08 income), but it did believe it had enough evidence to support releasing a partial valuation allowance.  Based the Company’s cumulative taxable income and projections of $4.1M, the Company released a partial valuation allowance of $1.6M ($4.1M * 40%).

Larry Spirgel
Securities and Exchange Commission
March 23, 2009

As of 3/31/08, the Company reported five years of consecutive taxable income and strong earnings projections.  Based on the Company’s historical earnings and strong income projections, the Company believed it had enough positive evidence to support releasing the remaining portion of its valuation allowance.  In addition, based on the Company’s historical earnings and strong income projections, the Company believed it had enough evidence to recognize its NOLs and Mica Tech’s NOLs with in the carryforward period.

In addition, in regards to the NOLs reported in the 3/31/07 and 3/31/08 tax footnote disclosure ($8.8M and $8.7M, respectively), the change from 3/31/07 to 3/31/08 is made up of two components.  First, the Company utilized approximately $2M of NOLs to offset the 3/31/08 estimated taxable income.  Second, the Company acquired approximately $1.9M of NOLs with the acquisition of Mica Tech.  As the Company analyzed the need for a valuation allowance for FYE 3/31/08, it analyzed both its NOLs and the NOLs acquired from Mica Tech and determined that based on the Company’s historical earnings and strong income projections, the Company believed it had enough support to recognize its NOLs and Mica Tech’s NOLs with in the carryforward period

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (805) 388-1345, or by facsimile at (805) 484-2191.

Very truly yours,

/s/ Heera Lee
Heera Lee
Director of Finance
(Principal Financial Officer)